

Pricing supplement no. 553
To prospectus dated December 1, 2005,
prospectus supplement dated October 12, 2006 and
product supplement no. 89-I dated July 19, 2007

Registration Statement No. 333-130051
Dated July 20, 2007
Rule 424(b)(2)

JPMorganChase

Structured Investments

JPMorgan Chase & Co.
$5,000,000
Lesser Underlying Principal Protected Notes Linked to the S&P 500® Index and a Weighted Basket Consisting of the AMEX Hong Kong 30 Index, the FTSE/Xinhua China 25 Index, the Korea Stock Price Index 200, the MSCI Singapore Index and the MSCI Taiwan Index due April 11, 2008

General

- The notes are designed for investors who believe both of the S&P 500® Index and a diversified weighted basket of Asian indices will appreciate over the term of the notes. Investors should be willing to forgo interest and dividend payments and any additional appreciation related to the outperformance of one Underlying as compared to the other Underlying as well as any appreciation in excess of the Maximum Return of 8.10%, while seeking full principal protection at maturity.
- Senior unsecured obligations of JPMorgan Chase & Co. maturing April 11, 2008†.
- Minimum denominations of $50,000 and integral multiples of $1,000 in excess thereof.
- The notes priced on July 20, 2007 and are expected to settle on or about July 25, 2007.

Key Terms

Underlying Index:	The S&P 500® Index (the "Underlying Index").
Underlying Basket:	A weighted basket consisting of the AMEX Hong Kong 30 Index ("HKX"), the FTSE/Xinhua China 25 Index ("XINOI"), the Korea Stock Price Index 200 ("KOSPI2"), the MSCI Singapore Index ("SGY") and the MSCI Taiwan Index ("TWY") (each a "Basket Component," and together, the "Basket Components").
Underlying(s):	We refer to each of the Underlying Index and the Underlying Basket as an "Underlying," and together, the "Underlyings."
Component Weightings:	The AMEX Hong Kong Weighting is 16.50%, the FTSE/Xinhua Weighting is 22.00%, the KOSPI 200 Weighting is 29.65%, the MSCI Singapore Weighting is 10.10% and the MSCI Taiwan Weighting is 21.75% (each a "Component Weighting," and collectively, the "Component Weightings").
Payment at Maturity:	At maturity, you will receive a cash payment, for each $1,000 principal amount note, of $1,000 plus the Additional Amount, which may be zero but will not be more than the Maximum Return.
Additional Amount:	The Additional Amount per $1,000 principal amount note paid at maturity will equal $1,000 x the Lesser Underlying Return x the Participation Rate; *provided* that the Additional Amount will not be less than zero or greater than the Maximum Return. For example, if the Lesser Underlying Return is greater than 2.70% and the Participation Rate is 300%, you will receive the Maximum Return on the notes of 8.10%, which entitles you to a payment at maturity of $1,081 for every $1,000 principal amount note.
Maximum Return:	$81 (or 8.10% x $1,000).
Participation Rate:	300%
Underlying Index Return:	The Performance of the Underlying Index from the Initial Underlying Index Level to the Ending Underlying Index Level calculated as: $$\frac{\text{Ending Underlying Index Level} - \text{Initial Underlying Index Level}}{\text{Initial Underlying Index Level}}$$
Initial Underlying Index Level:	The closing level of the Underlying Index on the pricing date, which was 1534.10 for the S&P 500® Index.
Ending Underlying Index Level:	The arithmetic average of the closing levels of the Underlying Index on each of the five Ending Averaging Dates.
Underlying Basket Return:	The performance of the Underlying Basket from the Starting Underlying Basket Level to the Ending Underlying Basket Level, calculated as follows: $$\frac{\text{Ending Underlying Basket Level} - \text{Starting Underlying Basket Level}}{\text{Starting Underlying Basket Level}}$$
Starting Underlying Basket Level:	Set equal to 100 on the pricing date, which was July 20, 2007.
Ending Underlying Basket Level:	The arithmetic average of the Underlying Basket Closing Levels on each of the five Ending Averaging Dates.
Underlying Basket Closing Level:	The Underlying Basket Closing Level on each Ending Averaging Date will be calculated as follows: 100 x [1 + (AMEX Hong Kong Return * AMEX Hong Kong Weighting) + (FTSE/Xinhua Return * FTSE/Xinhua Weighting) + (KOSPI 200 Return * KOSPI 200 Weighting) + (MSCI Singapore Return * MSCI Singapore Weighting) + (MSCI Taiwan Return * MSCI Taiwan Weighting)] The Basket Component returns set forth in the formula above reflect the performance of each Basket Component, expressed as a percentage, from its closing level on the pricing date to its closing level on the relevant Ending Averaging Date. For additional information, see "Description of Notes — Payment at Maturity" in the accompanying product supplement no. 89-I.
Lesser Underlying Return:	The lesser of the Underlying Index Return and the Underlying Basket Return.
Lesser Performing Underlying:	The Underlying with the Lesser Underlying Return
Ending Averaging Dates†:	April 2, 2008, April 3, 2008 , April 4, 2008, April 7, 2008 and April 8, 2008 (the "final Ending Averaging Date")
Maturity Date†:	April 11, 2008
CUSIP:	48123JR43

† Subject to postponement in the event of a market disruption event and as described under "Description of Notes — Payment at Maturity" in the accompanying product supplement no. 89-I.

Investing in the Lesser Underlying Principal Protected Notes involves a number of risks. See "Risk Factors" beginning on page PS-10 of the accompanying product supplement no. 89-I and "Selected Risk Considerations" beginning on page PS-3 of this pricing supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying prospectus supplements and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public	Fees and Commissions (1)	Proceeds to Us
Per note	$1,000	$5.80	$994.20
Total	$5,000,000	$29,000	$4,971,000

(1) J.P. Morgan Securities Inc., whom we refer to as JPMSI, acting as agent for JPMorgan Chase & Co., will receive a commission of $5.80 per $1,000 principal amount note and will use a portion of that commission to pay selling concessions to other affiliated dealers of $2.90 per $1,000 principal amount note. See "Underwriting" beginning on page PS-60 of the accompanying product supplement no. 89-I.
For a different portion of the notes to be sold in this offering, an affiliated bank will receive a fee and another affiliate of ours will receive a structuring and development fee. The aggregate amount of these fees will be $5.80 per $1,000 principal amount note.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

JPMorgan

July 20, 2007

ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this pricing supplement together with the prospectus dated December 1, 2005, as supplemented by the prospectus supplement dated October 12, 2006 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 89-I dated July 19, 2007. **This pricing supplement, together with the documents listed below, contains the terms of the notes, supplements the term sheet related hereto dated July 19, 2007 and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours.** You should carefully consider, among other things, the matters set forth in "Risk Factors" in the accompanying product supplement no. 89-I, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

- Product supplement no. 89-I dated July 19, 2007:
  http://www.sec.gov/Archives/edgar/data/19617/000089109207002962/e27943_424b2.pdf

- Prospectus supplement dated October 12, 2006:
  http://www.sec.gov/Archives/edgar/data/19617/000089109206003117/e25276_424b2.pdf

- Prospectus dated December 1, 2005:
  http://www.sec.gov/Archives/edgar/data/19617/000089109205002389/e22923_base.txt

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this pricing supplement, the "Company," "we," "us" or "our" refers to JPMorgan Chase & Co.

Sensitivity Analysis — Hypothetical Payment at Maturity for Each $1,000 Principal Amount Note

The following table and graph illustrate the payment at maturity (including, where relevant, the payment of the Additional Amount) for a $1,000 principal amount note for a hypothetical range of performance for the Lesser Underlying Return from -100% to +80%. **The following table assumes that the Lesser Performing Underlying will be the S&P 500® Index. We make no representation or warranty as to which of the Underlyings will be the Lesser Performing Underlying for the purposes of calculating your return on the notes at maturity.** The following table and graph also assume a hypothetical Initial Underlying Index Level of 1550 for the Lesser Performing Underlying and reflect the Participation Rate of 300% and the Maximum Return of 8.10%, or $81 per $1,000 principal amount note. The following results are based solely on the hypothetical example cited. You should consider carefully whether the notes are suitable to your investment goals. The numbers appearing in the following table and graph have been rounded for ease of analysis.

Ending Underlying Index Level	Underlying Index Return	Underlying Index Return x Participation Rate (300%)	Additional Amount		Principal		Payment at Maturity
2790.00	80.00%	8.10%	$81.00	+	$1,000	=	$1,081
2635.00	70.00%	8.10%	$81.00	+	$1,000	=	$1,081
2480.00	60.00%	8.10%	$81.00	+	$1,000	=	$1,081
2170.00	40.00%	8.10%	$81.00	+	$1,000	=	$1,081
2015.00	30.00%	8.10%	$81.00	+	$1,000	=	$1,081
1860.00	20.00%	8.10%	$81.00	+	$1,000	=	$1,081
1650.00	10.00%	8.10%	$81.00	+	$1,000	=	$1,081
1627.50	5.00%	8.10%	$81.00	+	$1,000	=	$1,081
1591.85	2.70%	8.10%	$81.00	+	$1,000	=	$1,081
1581.00	2.00%	6.00%	$60.00	+	$1,000	=	$1,060
1565.50	1.00%	3.00%	$30.00	+	$1,000	=	$1,030
1550.00	**0.00%**	**0.00%**	**$0.00**	**+**	**$1,000**	**=**	**$1,000**
1395.00	-10.00%	0.00%	$0.00	+	$1,000	=	$1,000
1240.00	-20.00%	0.00%	$0.00	+	$1,000	=	$1,000
1085.00	-30.00%	0.00%	$0.00	+	$1,000	=	$1,000
930.00	-40.00%	0.00%	$0.00	+	$1,000	=	$1,000
775.00	-50.00%	0.00%	$0.00	+	$1,000	=	$1,000
620.00	-60.00%	0.00%	$0.00	+	$1,000	=	$1,000
465.00	-70.00%	0.00%	$0.00	+	$1,000	=	$1,000
310.00	-80.00%	0.00%	$0.00	+	$1,000	=	$1,000
155.00	-90.00%	0.00%	$0.00	+	$1,000	=	$1,000
0	-100.00%	0.00%	$0.00	+	$1,000	=	$1,000



Lesser Underlying Principal Protected Note Payment at Maturity

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total returns set forth in the table above are calculated.

Example 1: The level of the Lesser Performing Underlying increases from the Initial Underlying Index Level of 1550 to an Ending Underlying Index Level of 1581. Because the Ending Underlying Index Level of 1581 is greater than the Initial Underlying Index Level of 1550 and the Lesser Underlying Return of 2% multiplied by the Participation Rate of 300% does not exceed the Maximum Return of 8.10%, the Additional Amount is equal to $60 and the final payment at maturity is equal to $1,060 per $1,000 principal amount note, calculated as follows:

$$\$1,000 + (\$1,000 \times [(1581\text{-}1550)/1550] \times 300\%) = \$1,060$$

Example 2: The level of the Lesser Performing Underlying decreases from the Initial Underlying Index Level of 1550 to an Ending Underlying Index Level of 1240. Because the Ending Underlying Index Level of 1240 is lower than the Initial Underlying Index Level of 1550, the final payment per $1,000 principal amount note at maturity is the principal amount of $1,000.

Example 3: The level of the Lesser Performing Underlying increases from the Initial Underlying Index Level of 1550 to an Ending Underlying Index Level of 1860. Because the Ending Underlying Index Level of 1860 is greater than the Initial Underlying Index Level of 1550 and the Lesser Underlying Return of 20% multiplied by the Participation Rate of 300% is greater than the Maximum Return of 8.10%, the Additional Amount is equal to the Maximum Return of $81 and the final payment at maturity is equal to $1,081 per $1,000 principal amount note.

Selected Purchase Considerations

- **PRESERVATION OF CAPITAL AT MATURITY** — You will receive at least 100% of the principal amount of your notes if you hold your notes to maturity, regardless of the performance of the Underlyings. Because the notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

- **APPRECIATION POTENTIAL** — At maturity, in addition to your principal, for each $1,000 principal amount note you will receive a payment equal to $1,000 x the Lesser Underlying Return x 300% (the Participation Rate), but this additional payment will not be less than zero or greater than $81 per $1,000 principal amount note, which reflects the Maximum Return of 8.10% on the notes.

- **DIVERSIFICATION OF THE UNDERLYINGS** — The return on the notes is linked to the Lesser Performing Underlying, which will either be the S&P 500® Index or a diversified weighted basket consisting of the AMEX Hong Kong 30 Index, the FTSE/Xinhua China 25 Index, the Korea Stock Price Index 200, the MSCI Singapore Index and the MSCI Taiwan Index. The S&P 500® Index consists of 500 component stocks selected to provide a performance benchmark for the U.S. equity markets. The AMEX Hong Kong 30 Index is based on the capitalization of 30 stocks actively traded on The Stock Exchange of Hong Kong Ltd. and is designed to represent a substantial segment of the Hong Kong stock market. The FTSE/Xinhua China 25 Index is a stock index calculated and published by FTSE/Xinhua Index Limited, and is designed to represent the performance of the mainland Chinese market available to international investors. It is currently based on the largest and the most liquid Chinese stocks listed and trading on The Stock Exchange of Hong Kong Ltd. The Korea Stock Price Index 200 is a capitalization-weighted index of 200 Korean blue-chip stocks which make up a large majority of the total market value of the Korea Stock Exchange. The MSCI Singapore Index is a free float-adjusted market capitalization index that is calculated by Morgan Stanley Capital International Inc. ("MSCI") and designed to measure equity market performance in Singapore. The MSCI Taiwan Index, which is calculated by MSCI, is a free float-adjusted market capitalization index of securities listed on the Taiwan Stock Exchange. For additional information about each Basket Component, see the information set forth under "The AMEX Hong Kong 30 Index," "The FTSE/Xinhua China 25 Index," "The Korea Stock Price Index 200," "The MSCI Singapore Index" and "The MSCI Taiwan Index" in the accompanying product supplement no. 89-I.

- **TAXED AS SHORT-TERM DEBT INSTRUMENTS** — You should review carefully the section entitled "Certain U.S. Federal Income Tax Consequences" in the accompanying product supplement no. 89-I. Subject to the limitations described therein, in the opinion of our special tax counsel, Davis Polk & Wardwell, the notes will be treated as "short-term" debt instruments. No statutory, judicial or administrative authority directly addresses the treatment of the notes or instruments similar to the notes for U.S. federal income tax purposes, and no ruling is being requested from the Internal Revenue Service with respect to the notes. As a result, certain aspects of the tax treatment of an investment in the notes are uncertain. Purchasers who are not initial purchasers of notes at the issue price should consult their tax advisers with respect to the tax consequences of an investment in the notes.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Underlying Index, the Underlying Basket, the Basket Components or any of the component stocks of the Underlying Index or any Basket Component. These risks are explained in more detail in the "Risk Factors" section of the accompanying product supplement no. 89-I dated July 19, 2007.

- **MARKET RISK** — The return on the notes at maturity is linked to the performance of the Lesser Performing Underlying, and will depend on whether, and the extent to which, the Lesser Underlying Return is positive. The two Underlyings' respective performances may not be correlated and, as a result, your investment in the notes may only produce a positive return if there is a broad-based rise in the performance of equities across diverse markets over the term of the notes. **You will receive no more than the full principal amount of your notes if the Lesser Underlying Return is zero or negative.**

- **YOUR MAXIMUM GAIN ON THE NOTES IS LIMITED TO THE MAXIMUM RETURN** — With respect to the Lesser Performing Underlying, if the Ending Underlying Index Level or the Ending Underlying Basket Level, as the case may be, is greater than the Initial Underlying Index Level or the Starting Underlying Basket Level, as applicable, for each $1,000 principal amount note, you will receive at maturity $1,000 plus an additional amount that will not exceed the Maximum Return of 8.10%, regardless of the appreciation in the Lesser Performing Underlying, which may be significant.

- **THE NOTES MIGHT NOT PAY MORE THAN THE PRINCIPAL AMOUNT** — You may receive a lower payment at maturity than you would have received if you had invested in the Underlyings individually, the stocks composing the Underlying Index or any Basket Component or contracts related to the Underlyings or the component stocks of the Underlying Index or any Basket Component. If the Lesser Underlying Return is not positive, the Additional Amount will be zero. This will be true even if only one of the Underlying Index Return and the Underlying Basket Return is positive, or if, with respect to the Lesser Performing Underlying, the closing level of the Underlying Index or the Underlying Basket Closing Level, as applicable, was greater than the Initial Underlying Index Level or Starting Underlying Basket Level, as applicable, at some time during the term of the notes but later falls below the Initial Underlying Index Level or the Starting Underlying Basket Level, as applicable, on the Ending Averaging Dates.

- **NO INTEREST OR DIVIDEND PAYMENTS OR VOTING RIGHTS** — As a holder of the notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of securities composing the Underlying Index or any of the Basket Components would have.

- **YOUR RETURN ON THE NOTES IS LINKED TO THE LESSER PERFORMING UNDERLYING** — Your return on the notes will be determined by the Lesser Performing Underlying, and therefore the notes may not return more than the applicable principal amount of your notes even if one of the Ending Underlying Index Level or the Ending Underlying Basket Level is above the Initial Underlying Index Level or the Starting Underlying Basket Level, as applicable.

- **CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY** — While the payment at maturity described in this pricing supplement is based on the full principal amount of your notes, the original issue price of the notes includes the agent's commission and the cost of hedging our obligations under the notes through one or more of our affiliates. As a result, the price, if any, at which J JPMSI will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to the maturity date could result in a substantial loss to you. The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.

- **NO DIRECT EXPOSURE TO FLUCTUATIONS IN FOREIGN EXCHANGE RATES** — The value of your notes will not be adjusted for exchange rate fluctuations between the U.S. dollar and the currencies upon which the stocks underlying each Basket Component are denominated, although any currency fluctuations could affect the performance of the Underlying Basket. Therefore, if the applicable currencies appreciate or depreciate relative to the U.S. dollar over the term of the notes, you will not receive any additional payment or incur any reduction in your payment at maturity.

- **LACK OF LIQUIDITY** — The notes will not be listed on any securities exchange. JPMSI intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMSI is willing to buy the notes.

- **POTENTIAL CONFLICTS** — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. In addition, we are currently one of the companies that make up the S&P 500 ® Index. We will not have any obligation to consider your interests as a holder of the notes in taking any corporate action that might affect the value of the S&P 500 ® Index and the notes.

- **MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES** — In addition to the level of the Underlyings (including the Basket Components) on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:
  - the expected volatility in the Underlyings (including the Basket Components);
  - the time to maturity of the notes;
  - the dividend rate on the common stocks included in the Underlyings (including the Basket Components);
  - interest and yield rates in the market generally;
  - a variety of economic, financial, political, regulatory or judicial events;
  - the exchange rate and volatility of the exchange rate between the U.S. dollar, the Hong Kong dollar, the Chinese renminbi, the South Korean won, the Singapore dollar and the new Taiwan dollar; and
  - our creditworthiness, including actual or anticipated downgrades in our credit ratings.

Historical Information

The following graphs set forth the historical weekly performance of the S&P 500® Index, each Basket Component and the Underlying Basket as a whole from January 4, 2002 through July 20, 2007. The graph of the historical performance of the Underlying Basket assumes the level of the Underlying Basket on January 4, 2002 was 100 and the Component Weightings specified on the cover of this pricing supplement on that date. The closing level of the S&P 500® Index on July 20, 2007 was 1534.10. The closing level of the AMEX Hong Kong 30 Index on July 20, 2007 was 1134.39. The closing level of the FTSE/Xinhua China 25 Index on July 20, 2007 was 20886.07. The closing level of the Korea Stock Price Index 200 on July 20, 2007 was 251.45. The closing level of the MSCI Singapore Index on July 20, 2007 was 450.42. The closing level of the MSCI Taiwan Index on July 20, 2007 was 373.63.

We obtained the various closing levels of the Underlying Index and each of the Basket Components below from Bloomberg Financial Markets. We make no representation or warranty as to the accuracy or completeness of information obtained from Bloomberg Financial Markets. The historical levels of each Underlying and each Basket Component should not be taken as an indication of future performance, and no assurance can be given as to the closing level of either Underlying or any of the Basket Components on any Ending Averaging Date. We cannot give you assurance that the performance of the Underlyings will result in a payment at maturity of more than the principal amount of your notes.















JPMorgan Structured Investments —   PS-4

Principal Protected Notes Linked to a Basket Consisting of the AMEX Hong Kong 30 Index, the FTSE/Xinhua China 25 Index, the Korea Stock Price Index 200, the MSCI Singapore Index and the MSCI Taiwan Index